EXHIBIT 1.01
Federal Signal Corporation
Conflict Minerals Report
For The Year Ended December 31, 2014
This Conflict Minerals Report of Federal Signal Corporation (hereinafter “Federal Signal”, the “Company” or “we”) for calendar year 2014 has been prepared pursuant to and in accordance with Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Securities Act”).
Company Overview
The Company designs and manufactures a suite of products and integrated solutions for municipal, governmental, industrial and commercial customers. The Company’s portfolio of products includes sewer cleaners, vacuum trucks, street sweepers, waterblasters, safety and security systems, including technology-based products and solutions for the public safety market, and vehicle-mounted aerial platforms. In addition, we sell parts and provide service, repair, equipment rentals and training as part of a comprehensive offering to our customers. We operate twelve principal manufacturing facilities in six countries around the world and provide products and integrated solutions to customers in all regions of the world. Products manufactured and services rendered by the Company are divided into three major operating segments: the Environmental Solutions Group, the Safety and Security Systems Group and the Fire Rescue Group.
Rule 13p-1of the Securities Act (Conflict Minerals Rule)
In July 2010, the Wall Street Reform and Consumer Protection Act, also known as the Dodd-Frank Act (the “Act”), was signed into law. Among other things, the Act directed the U.S. Securities and Exchange Commission (the “SEC”) to enact rules obligating certain publicly-traded manufacturing companies to annually report whether products they manufactured or contracted to manufacture contain “Conflict Minerals” that are necessary to the functionality or production of those products.
The SEC published its Conflict Minerals rule (the “Rule”) in August 2012. Under the Rule, Conflict Minerals are defined essentially as tin, tungsten, tantalum and gold, which are mined either in the Democratic Republic of Congo (“DRC”) or one of nine African nations that share a border with the DRC (the “DRC Region”). The goal of the Rule is to help end civil conflict and human rights abuses in the DRC Region that are committed by armed militant groups by denying revenue to those groups that derive funding from control of mines in the DRC Region that produce Conflict Minerals.
Conflict Minerals/Reasonable Country of Origin Inquiry
Federal Signal does not directly purchase raw or smelted metal ores used in the manufacture of the Company’s products from smelters or mines. Rather, the Company is several supply-chain layers removed from the mining and processing of these metals and, as a result, we do not have first-hand knowledge of their source.
Accordingly, in 2014, Federal Signal sent letters to certain of its component part suppliers informing them of the Rule and the Company’s obligations thereunder. The letter also requested that such component part suppliers advise the Company whether the products supplied by them contained any Conflict Minerals and, if so, the origin of such Conflict Minerals. A template of the Company’s letter accompanies this report.
Federal Signal, like many other publicly-traded manufacturing companies, requested that its suppliers use a reporting template developed by the Electronic Industry Citizenship Coalition® and the Global e-Sustainability Initiative to respond regarding the presence of any Conflict Minerals in their products and, if necessary, the origin of any such Conflict Minerals.
The Company’s business units, and certain subunits therein, individually identified their respective component parts suppliers to whom the Company’s Conflict Minerals letter was sent based upon the particular products manufactured by that business unit or subunit. Certain of the Company’s business units directed letters to all suppliers. Others rationalized the recipients based upon the likelihood that a supplier’s component part might contain a Conflict Mineral or other factors. The percentage of supplier responses to each of the businesses varied, as did the completeness of the information provided by the component part suppliers. A handful of the Company’s suppliers indicated that the component part(s) or material(s) supplied by them to the Company contain a Conflict Mineral sourced from the DRC Region. No suppliers communicated to the Company that such Conflict Minerals had been determined to benefit any of the armed militant groups.

In view of the foregoing, the Company expects to undertake certain steps during the next reporting period to mitigate the risk that its Conflict Minerals benefit armed groups, including:

•	Increase the number of suppliers surveyed by the Company’s business units.

•	Increase the response rate of suppliers.

•	Engage with suppliers who respond with incomplete or unclear information to obtain clarification or complete information, as appropriate.

•	Expand coverage of the Company’s Supplier Code of Conduct to include Conflict Minerals compliance.

Federal Signal Corporation’s Sample Letter to Suppliers Regarding Conflict Minerals:
Dear Supplier:
In July 2010, U.S. President Barack Obama signed into law the Wall Street Reform and Consumer Protection Act, also known as the Dodd-Frank Act. Among other things, this law directed the U.S. Securities and Exchange Commission (“SEC”) to enact rules obligating certain publicly traded manufacturing companies, like Federal Signal Corporation, to annually report whether the products they manufacture or contract to manufacture contain “Conflict Minerals” that are necessary to the functionality or production of those products. The SEC published its Conflict Minerals rule in August 2012.
Under this rule, Conflict Minerals are essentially tin, tungsten, tantalum and gold that are mined either in the Democratic Republic of Congo (“DRC”) or one of nine African nations that share a border with the DRC (the “DRC Region”). The goal of the SEC rule is to help end the civil conflict in the DRC Region by denying revenue to armed militant groups that derive funding from their control of mines in the DRC Region that produce Conflict Minerals.
Effective January 1, 2013, as a U.S. public company, to comply with the SEC rule Federal Signal must first determine whether the products that we manufacture or contract to manufacture contain Conflict Minerals that are necessary to the functionality or production of our products and, if so, the origin of those Conflict Minerals. As a supplier to Federal Signal, your cooperation is crucial to our compliance effort. Each domestic and global supplier in our supply chain must provide certain information about any Conflict Minerals in the products or components they supply to Federal Signal including, if known, the country of origin and the smelter(s) or refiner(s) used to process the Conflict Mineral(s). That may require our direct suppliers to obtain such information from their direct suppliers, and so forth, regardless of whether a supplier (a) is itself subject to the SEC’s Conflict Minerals rule, (b) is a U.S. or non-U.S.company, (c) is located, or its sales occur, within the U.S. or elsewhere, or (d) is a supplier to a foreign subsidiary business of Federal Signal.
Like many other manufacturers subject to the SEC rule, Federal Signal has decided to use the Electronic Industry Citizenship Coalition - Global e-Sustainability Initiative (“EICC - GeSI”) Reporting Template to manage the communication of Conflict Minerals information across our supply chain. This is a shared industry tool and a free resource specifically designed to facilitate the collection of sourcing information related to Conflict Minerals. You can download a copy of the reporting template here:
http://www.conflictfreesmelter.org/ConflictMineralsReportingTemplateDashboard.htm
You will see that this website provides additional information regarding Conflict Minerals reporting, including a video instruction on how to complete the reporting template. You should also consider using this template with your suppliers, if necessary, to obtain the relevant information regarding their use and origin of any Conflict Minerals in the products or components they supply to you, which you in turn include in the products or components that you supply to Federal Signal.
In addition, Federal Signal has purchased a license for software from iPoint Systems. This software is a web-based data management solution that works with the EICC - GeSI template and facilitates the preparation, delivery and tracking of reports concerning Conflict Minerals. A free 30 day trial is available to you for this platform; however, if you believe that you will be required to provide Conflict Minerals information to other customers, we strongly encourage you to also purchase a license. The basic license is less than $100. This application directly incorporates the EICC-GeSI template, and will make it easier for you to report the information you must either provide to Federal Signal or receive from your own suppliers. If you choose to use the iPoint platform, Federal Signal will subsequently be able to roll up the information from its suppliers for its SEC reporting purposes. The iPoint website is http://www.conflict-minerals.com/ and it contains additional information on iPoint and a link for licensing options.
You will receive a follow up email from Federal Signal Corporation, via the iPoint system, inviting you to use iPoint for your Conflict Minerals reporting purposes. A unique ID will be provided for you in this email; this ID will associate your report with Federal Signal. If you choose not to use iPoint for this reporting, you can return your completed EICC-GeSI report to {unique email address}.
What We Need You To Do

•	Determine whether and which of the products or components that you supply to Federal Signal contain tin, tungsten, tantalum or gold

•
Even if your products or components do not contain a Conflict Mineral, for our SEC reporting obligation we still need you to either utilize the iPoint platform, or go to the EICC -GeSI website and download and complete the template. Your response must encompass all of your supply chain, and must be returned to Federal Signal by________

•	If you cannot provide the EICC - GeSI reporting template through the iPoint software platform for any reason, return a completed template by email to ______@_____.com
The following links provide further information regarding the SEC’s Conflicts Minerals rule:

•	SEC summary of the rule: http://www.sec.gov/news/press/2012/2012-163.htm

•	SEC Final Rule: http://www.sec.gov/rules/final/2012/34-67716.pdf

•	EICC - GeSI Extractives website: http://www.eicc.info/Extractives.shtml
We ask for your prompt attention to this matter and that you submit your reply by________, 2014. If you have any questions, please contact__________ at ________.
Thank you in advance for your cooperation.
Sincerely,

4